PE 1/28/2013



13001523

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 21 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Jason Cohen
Starwood Hotels & Resorts Worldwide, Inc.
jason.cohen@starwoodhotels.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-13

Re: Starwood Hotels & Resorts Worldwide, Inc.
Incoming letter dated January 28, 2013

Dear Mr. Cohen:

This is in response to your letters dated January 28, 2013, February 22, 2013, and February 28, 2013 concerning the shareholder proposal submitted to Starwood by Comerica Bank & Trust, National Association, as Trustee of the Trowel Trades S&P 500 Index Fund. We also have received letters on the proponent's behalf dated February 6, 2013 and February 27, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

March 21, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Starwood Hotels & Resorts Worldwide, Inc.
Incoming letter dated January 28, 2013

The first proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis. The second proposal asks the board to adopt a policy that in the event of a change of control, there shall be no acceleration of vesting of any equity award granted to "any named executive officer (as defined in Item 402 under Regulation S-K)," provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that Starwood may exclude the first proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by Starwood to approve the 2013 Long-Term Incentive Compensation Plan. You indicate that the proposal would directly conflict with Starwood's proposal. You also indicate that inclusion of the proposal and Starwood's proposal in Starwood's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Starwood omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Starwood relies.

There appears to be some basis for your view that Starwood may exclude the second proposal under rule 14a-8(e) because Starwood received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Starwood omits the second proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

starwood
Hotels and
Resorts

One StarPoint
Stamford, CT 06902
United States

February 28, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Further Correspondence Regarding Omission of Stockholder Proposal of the Trowel Trades S&P 500 Index Fund — Rule 14a-8*

Ladies and Gentlemen:

I refer to my letters dated January 28, 2013 (the "***January 28 Letter***") and February 22, 2013 (the "***February 22 Letter***" and, together with the January 28 Letter, the "***Company's Letters***") pursuant to which Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "***Company***" or "***Starwood***"), requested that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that the stockholder proposal (the "***Stockholder Proposal***") submitted by Comerica Bank & Trust, National Association, as Trustee of the Trowel Trades S&P 500 Index Fund (the "***Proponent***"), may be omitted from the Company's proxy materials ("***2013 Proxy Materials***") for the Company's 2013 annual meeting of stockholders (the "***2013 Annual Meeting***").

This letter is in response to the Proponent's letter to the Staff, dated February 27, 2013 (the "***Proponent's February 27 Letter***"), which itself was submitted to the Staff in response to the February 22 Letter. This letter supplements the Company's Letters. The Company has submitted this letter to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have also concurrently sent a copy of this correspondence to the designated representative of the Proponent.

In the February 22 Letter, the Company argued that it may exclude the Stockholder Proposal under Rule 14a-8(i)(9) because the Stockholder Proposal conflicts with a management proposal, namely the Company's presentation of a proposal at the 2013 Annual Meeting (the "***Company Proposal***") by which the Company's stockholders will be asked to approve the Company's 2013 Long-Term Incentive Compensation Plan (the "***2013 Plan***"). In support of its argument, the Company cited, among other things, the Staff's recent decision in *Verizon Communications Inc.* (Feb. 8, 2013) regarding the exact same shareholder proposal as the Stockholder Proposal (the "***Verizon Proposal***").

In the Proponent's February 27 Letter, however, the Proponent insists that the Stockholder Proposal does not conflict with the Company Proposal. As explained below, the Proponent's assertion is just not correct.

First, the Proponent attempts to weaken the persuasiveness of the Staff's recent decision in *Verizon Communications Inc.* (Feb. 8, 2013) by quoting Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("***SLB 14***") and emphasizing the fact that the Staff does not make determinations on no-action requests based solely on the subject matter of the shareholder proposal. The Proponent reiterates that the Staff considers both "the way in which the proposal is drafted" and "how the arguments and [the Staff's] prior no-action responses apply" when making its no-action decisions. On this point, the Proponent makes the case for the Company. Specifically, we note that:

- if the Staff considers the way in which the Verizon Proposal and the Stockholder Proposal are drafted when making its decision, it will see that (apart from the supporting statements) the cores of the two shareholder proposals are ***word-for-word identical***, even down to the missing word "to" in the final sentence of both proposed resolutions ("This resolution shall be implemented so as not [to] affect any contractual rights in existence on the date this proposal is adopted.");

- if the Staff considers how the arguments and the Staff's prior no-action responses apply, it will see that – in line with its guidance in SLB 14 Section B.6 – not only do the Verizon Proposal and the Stockholder Proposal address the exact same subject matter, but (1) there are absolutely no variations in the language between the two proposals, (2) the two companies' no-action requests cite the exact same legal basis for exclusion (Rule 14a-8(i)(9)), and (3) the two companies present the same factual bases to justify their requests for exclusion (namely, there is a conflict where the company's equity plan ***requires*** full "double-trigger" equity award acceleration in certain scenarios but the shareholder proposal ***prohibits*** full "double-trigger" equity award acceleration in ***all*** scenarios); and

- under SLB 14 Section B.5, the Staff encourages companies submitting no-action requests to cite prior no-action letters in support of their arguments. Under Rule 14a-8(j), the Staff encourages that such citations be to the most recent no-action letters that it has issued, if possible. Where *Verizon Communications* was issued by the Staff 11 days after the January 28 Letter, where *Verizon Communications* involves the exact same proposal as the Stockholder Proposal, and where *Verizon Communications* and the Company's Letters cite the exact same legal and factual bases for excluding the proposals, we believe that *Verizon Communications* is the most pertinent precedent with respect to this matter.

Second, the Proponent incorrectly asserts that there is no conflict between the Stockholder Proposal and the Company Proposal because, due to timing and the carve-out in the Stockholder Proposal for prior contractual rights, the 2013 Plan would "be exempt from any policy that the Committee [sic] may develop after the [2013 Annual Meeting] in response to the

[Stockholder Proposal]".[1] In support of this "no conflicts" argument, the Proponent cites *Citigroup Inc.* (Feb. 5, 2013), and argues that it is the "same" as the current situation. However, the Proponent's own description of *Citigroup* indicates that it involved a situation in which the Citigroup compensation committee had ***discretion*** under the equity plan to take action that was either consistent with or inconsistent with the shareholder proposal. In this sense, the shareholder proposal and the management proposals in *Citigroup* were not in direct conflict because it was within the discretionary power of the Citigroup compensation committee to take action to reconcile the results required under both proposals. With respect to the 2013 Plan, however, the Company does not have similar discretion to reconcile the Company Proposal and the Stockholder Proposal. Article 16 of the 2013 Plan mandates the very full equity award acceleration treatment in certain instances that the Stockholder Proposal prohibits, and Article 16 does not give the Company any discretion to choose whether it will or will not apply/enforce the mandated acceleration treatment. For this reason, the two proposals present conflicting requirements, and thus the Staff's decision in *Citigroup* should not be persuasive with respect to the Company's no-action request.

Finally, the Proponent attempts to argue that the Stockholder Proposal and the Company Proposal are not in conflict, but instead the Stockholder Proposal is "merely an extension of" the Company Proposal simply because there are "some scenarios" in which the 2013 Plan would also require the pro-rata vesting of equity awards in the event of a change in control of the Company. This is a diversion, and masks the Proponent's failure to acknowledge the real, direct conflict between the proposals. The direct conflict is that while the Stockholder Proposal would ***prohibit full acceleration scenarios*** for equity awards ***in all instances*** both at the time of a change in control of the Company and upon a subsequent qualifying termination, the Company Proposal ***requires full acceleration scenarios*** for equity awards in certain instances both at the time of a change in control of the Company and upon a subsequent qualifying termination. Said another way, the direct conflict is that the Stockholder Proposal would prohibit the exact outcomes that the Company Proposal requires. Under those circumstances, it is clear that the Stockholder Proposal is not an "extension" of the Company Proposal as claimed by the Proponent.

As referenced by the Company in the February 22 Letter, the Staff has consistently permitted exclusion of these types of direct conflicts where stockholders voting on the stockholder proposal and the company proposal would appear to be facing conflicting and alternative decisions, and would not appreciate that votes in support of both proposals would present inconsistent direction to the company's management. For Starwood, that would be the case if both the Stockholder Proposal and the Company Proposal were presented to its stockholders, and if both proposals were to receive sufficient stockholder support in 2013.

Based on the reasoning set forth above, the Company continues to believe that the Stockholder Proposal is in direct conflict with the terms and conditions of the 2013 Plan that the Company expects to present to stockholders for approval at the 2013 Annual Meeting, and thus that the Stockholder Proposal may be properly excluded from the 2013 Proxy Materials under

---

[1] We note that the party submitting the Proponent's February 27 Letter made this same "no conflicts" assertion in *Verizon Communications* based on the same "timing/prior contractual rights" theory, but the Staff was not persuaded by this argument.

Rule 14a-8(i)(9). Accordingly, I respectfully request that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal in its entirety from the 2013 Proxy Materials.

In addition, the Company acknowledges that the Proponent offered a revised version of the Stockholder Proposal (the "***Revised Version***") in its letter to the Staff, dated February 6, 2013 (the "***Proponent's February 6 Letter***"), which itself was submitted to the Staff in response to the January 28 Letter. The Revised Version was submitted to the Company after the Company's deadline for receiving proposals for the 2013 Annual Meeting. As such, the Company is treating the Revised Version as a second proposal from the Proponent and, pursuant to Section D.2 of Staff Legal Bulletin No. 14F (Oct. 18, 2011) and in reliance on Rule 14a-8(e) and Rule 14a-8(c), intends to exclude the Revised Version from the 2013 Proxy Materials. Pursuant to Rule 14a-8(j), the Company requests confirmation from the Staff that it will not recommend enforcement action to the Commission if the Company omits the Revised Version from its 2013 Proxy Materials.

I would be happy to provide you with any additional information or answer any questions that you may have regarding this matter. Please do not hesitate to contact me at (203) 964-6025 if I can be of any further assistance in this matter.

Very truly yours,



Jason Cohen
Senior Vice President – Legal
Starwood Hotels & Resorts Worldwide, Inc.

cc: Thomas McIntyre (International Union of Bricklayers)
Maureen O'Brien (The Marco Consulting Group)

THE MARCO
CONSULTING
GROUP



February 27, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Starwood Hotels & Resorts Worldwide, Inc. by the Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen,

By letter dated February 22, 2013, Starwood Hotels & Resorts Worldwide, Inc ("Starwood" or the "Company") followed up on its initial January 28, 2013 request to the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") that it confirm that it will not recommend enforcement action if Starwood omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Trowel Trades S&P 500 Index Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response also is being e-mailed and sent by regular mail to Starwood.

The precatory Proposal requests that the Company's board of directors adopt a policy that the Company will not automatically accelerate the vesting of equity awards in the event of a change in control, and instead allow equity to vest on a partial or *pro rata* basis.

The Company's follow up letter argues that the Proposal may be excluded because it conflicts with a management proposal under Rule 14a-8(i)(9). The Proponent disputes the Company's argument for reasons explained below.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871



(i) The Proposal Does Not Conflict with the Management Proposal

Starwood announced in its follow up letter that it now intends to submit a management proposal to shareholders to seek approval for a 2013 Long-Term Incentive Compensation Plan ("LTIP"). The Company argues that because the LTIP has vesting terms that in some cases differ with the vesting terms requested in the Proposal, the two proposals are in conflict.

The Company claims the Staff's decision in *Verizon Communications Inc.* (Feb. 8, 2013) (where the Staff concurred in the Company's view that it could omit a shareholder proposal on pro-rata vesting because it conflicted with a management proposal to approve an equity plan without pro-rata vesting) is applicable in this case, but Staff Bulletin No. 14 (Jul. 13, 2001) explains that the Staff does not make determinations on no action requests based solely on the subject matter of the proposal. Rather, the Staff considers, "the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

Here, the Proponent's argument is different than in *Verizon Communications Inc.* (Feb. 8, 2013) because it establishes (a) that the effective dates of the Proposal and the management LTIP proposal eliminate any potential conflict and (b) that the Proposal's request for pro rata vesting is merely an extension of, not a conflict with, the provisions for pro rata vesting in the management LTIP proposal.

The management proposal, if approved by the shareholders, will be effective as of the 2013 annual meeting. The policy on pro rata vesting sought by the precatory Proposal will not be effective until after the 2013 annual meeting because as an advisory vehicle it merely constitutes a suggestion for the board to weigh after the 2013 annual meeting. Regardless of what vote it receives at the annual meeting, the Proposal will not be effective until the Board adopts the policy as requested by the Proposal. Thus, the effective date of the policy on pro rata vesting, if adopted, will be subsequent to the effective date of the management LTIP Proposal. And the Proposal expressly provides that the policy is to be implemented so as not affect any contractual rights in existence on the date the policy is adopted.

Thus, if shareholders approve the management LTIP proposal at the 2013 annual meeting, the LTIP would become a compensation plan with contractual rights currently in effect and thus be exempt from any policy that the Committee may develop after the meeting in response to the Proponent's precatory proposal.

The Staff recently agreed with the same argument in *Citigroup Inc.* (Feb. 5, 2013), where the Company unsuccessfully argued a proposal to specify performance standards in equity plans conflicted with a management proposal to approve an equity plan that gave the Compensation Committee discretion to select performance standards.

In addition, it is clear from the Company's chart on page three of the follow up letter that the management LTIP proposal provides for some scenarios in which awards do vest on a pro-rata basis. Therefore, the Proposal's precatory request for the Board to consider more expansive pro-rata vesting does not conflict with the management LTIP proposal but merely urges the Board to consider extending the practice the Board is itself proposing to introduce.

For the foregoing reasons, the Proponent believes that the relief sought in Starwood's no action request in both its original and supplemental letters should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director
Proxy Services

Cc: Jason Cohen
Vice President – Legal
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

starwood
Hotels and
Resorts

One StarPoint
Stamford, CT 06902
United States

February 22, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Further Correspondence Regarding Omission of Stockholder Proposal of the Trowel Trades S&P 500 Index Fund — Rule 14a-8*

Ladies and Gentlemen:

I refer to my letter dated January 28, 2013 (the "***January 28 Letter***") pursuant to which Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "***Company***" or "***Starwood***"), requested that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that the stockholder proposal (the "***Stockholder Proposal***") submitted by Comerica Bank & Trust, National Association, as Trustee of the Trowel Trades S&P 500 Index Fund (the "***Proponent***"), may be omitted from the Company's proxy materials ("***2013 Proxy Materials***") for the Company's 2013 annual meeting of stockholders (the "***2013 Annual Meeting***").

Since submitting the January 28 Letter, there have been relevant developments about which we wish to inform the Staff and the Proponent, which developments we believe may guide the Staff's response to our original request. This letter supplements the January 28 Letter. The Company has submitted this letter to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have also concurrently sent a copy of this correspondence to the designated representative of the Proponent.

Recent Developments

At its regularly scheduled meeting on February 13, 2013, the Company's Board of Directors (the "***Board***") authorized the Company to finalize the Company's 2013 Long-Term Incentive Compensation Plan (the "***2013 Plan***") for submission to the Company's stockholders for approval at the 2013 Annual Meeting. The 2013 Plan is intended to replace the Company's existing 2004 Long-Term Incentive Compensation Plan, amended and restated as of December 31, 2008. The Company expects to include a management proposal to approve the 2013 Plan in its proxy materials for the 2013 Annual Meeting (the "***Company Proposal***").

Although the Company's management has been working on initial drafts of the 2013 Plan since late 2012, the Board had not previously authorized public disclosure of either the 2013 Plan

or its intention to submit the Company Proposal (both of which could have been abandoned by the Board). As a result, the Company was unable to discuss the 2013 Plan or the Company Proposal in the January 28 Letter, and was unable to explain why the Stockholder Proposal should be excluded under Rule 14a-8(i)(9) because it will directly conflict with the Company Proposal. We present this explanation now in this letter for the Staff's consideration, especially in light of another recent development – the Staff's response, dated February 8, 2013, to Verizon Communications Inc. with respect to the same proposal as the Stockholder Proposal.

The Company May Exclude the Stockholder Proposal Under Rule 14a-8(i)(9) as it Directly Conflicts with a Management Proposal

In light of the recent developments discussed above, the Company believes that the Stockholder Proposal may be properly excluded under Rule 14a-8(i)(9). Under Rule 14a-8(i)(9), the Company may omit the Stockholder Proposal from the 2013 Proxy Materials if it directly conflicts with one of the Company's proposals already being submitted to its stockholders at the 2013 Annual Meeting. Under Commission guidance, this exclusion is available even if the two proposals are not "identical in scope or focus." *Exchange Act Release No. 34-40018, n. 27* (May 21, 1998).

The 2013 Plan is expected to contain the following provisions:

ARTICLE 16 - CHANGE IN CONTROL

16.1 Upon a Change in Control, each outstanding Award granted under this Plan (an "Outstanding Award") will, except to the extent that the Outstanding Award is continued, assumed, replaced or adjusted in the form of a "Replacement Award," vest or become immediately exercisable and/or nonforfeitable (a) if the Change in Control occurs less than two years after the date of grant for such Outstanding Award, on a pro-rata basis (i) based on actual service during the vesting period with respect to any time-based Outstanding Award and (ii) based on actual service during the performance period with respect to the greater of the target opportunity or actual results for any performance-based Outstanding Award, and (b) if the Change in Control occurs two years or more after the date of grant for such Outstanding Award, (i) on a pro-rata basis based on actual service during the vesting period with respect to any time-based Outstanding Award and (ii) with respect to 100% of the greater of the target opportunity or actual results for any performance-based Outstanding Award.

16.2 If, subsequent to receiving a Replacement Award in accordance with Section 16.1, the Participant's employment with the Company or any of its subsidiaries (or their successors in the Change in Control) is terminated within a period of two years after the Change in Control either (a) by the Participant for "Good Reason" or (b) by the Company, such subsidiary or such successor (as applicable) other than for "Cause," then the Replacement Award will vest or become immediately exercisable and/or nonforfeitable with respect to 100% of any time-based Replacement Award and with respect to 100% of the greater of the target opportunity or actual results for any performance-based Replacement Award (an "Accelerated Replacement Award"). For purposes of Article 16, "Replacement Award," "Good Reason" and "Cause" will be used as defined in the applicable Agreement. Outstanding Awards and Accelerated Replacement Awards shall become payable at such time as specified under the terms and conditions of the applicable

Agreement (or agreement for such Accelerated Replacement Awards) except that, to the extent that such Outstanding Awards or Accelerated Replacement Awards are exempt from Section 409A of the Code under the "short-term deferral rule," payment for such Outstanding Awards or Accelerated Replacement Awards shall be made not be later than 2-1/2 months after the year in which they are no longer subject to substantial risk of forfeiture.

Under these provisions, awards (namely stock options, stock appreciation rights, restricted stock and restricted stock units, stock awards, performance shares, performance units and other awards) under the 2013 Plan will be treated in the following manner in the event of the following potential Changes in Control of the Company, which treatments this chart demonstrates are in direct conflict with the treatment required under the Stockholder Proposal:

<table>
<tr><th><u>Change of Control Impact</u></th><th><u>Required Treatment under Article 16 of 2013 Plan</u></th><th><u>Required Treatment under Stockholder Proposal</u></th></tr>
<tr><td>Starwood IS NOT the change in control successor, and awards ARE NOT assumed or replaced by Acquiror</td><td>• <u>Time-based awards</u>: PRO-RATA acceleration upon CHANGE IN CONTROL

• <u>Performance-based awards</u>: FULL OR PRO-RATA acceleration upon CHANGE IN CONTROL, at the greater of target or actual performance, depending on length of time since grant date</td><td rowspan="3">• <u>Time-based awards</u>: no acceleration upon change in control; instead, PRO-RATA acceleration only upon SUBSEQUENT QUALIFYING TERMINATION

• <u>Performance-based awards</u>: no acceleration upon change in control; instead, PRO-RATA acceleration only upon SUBSEQUENT QUALIFYING TERMINATION</td></tr>
<tr><td>Starwood IS NOT the change in control successor, and awards ARE assumed or replaced by Acquiror</td><td>• <u>Time-based awards</u>: no acceleration upon change in control; instead, FULL acceleration upon SUBSEQUENT QUALIFYING TERMINATION

• <u>Performance-based awards</u>: no acceleration upon change in control; instead, FULL acceleration upon SUBSEQUENT QUALIFYING TERMINATION, at the greater of target or actual performance</td></tr>
<tr><td>Starwood IS the change in control successor, and awards ARE continued or adjusted by Starwood</td><td>• <u>Time-based awards</u>: no acceleration upon change in control; instead, FULL acceleration upon SUBSEQUENT QUALIFYING TERMINATION

• <u>Performance-based awards</u>: no acceleration upon change in control; instead, FULL acceleration upon SUBSEQUENT QUALIFYING TERMINATION, at the greater of target or actual performance</td></tr>
</table>

As the chart above demonstrates, the change in control acceleration treatment required under the Stockholder Proposal would match ***none*** of the change in control acceleration treatments established under the 2013 Plan. At its essence, the Stockholder Proposal prohibits full accelerated vesting of equity awards in any change in control scenario. In contrast, the 2013 Plan provides for a variety of flexible approaches for numerous potential (and currently unknown) change in control scenarios, including more than one approach that mandates full

accelerated vesting of equity awards either in connection with or after a change in control. Accordingly, the 2013 Plan is in direct conflict with the Stockholder Proposal.

With regard to Rule 14a-8(i)(9), the Staff has consistently indicated that a stockholder proposal may be excluded under this rule where the company proposal and the stockholder proposal at issue would present conflicting and alternative decisions for stockholders. *See Verizon Communications Inc.* (Feb. 8, 2013) (concurring with the exclusion of the same proposal as the Stockholder Proposal – requesting that in the event of a change in control there be no full acceleration of vesting of any equity awards; provided, however, that the board's compensation committee may provide that any unvested awards will vest on a partial, pro rata basis upon subsequent qualifying termination – was in direct conflict with the acceleration provisions under the company's revised equity plan proposal). *See also, e.g., AOL Time Warner, Inc.* (Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock options to senior executives because it conflicted with the company's proposal to permit granting stock options to all employees); and *Mattel, Inc.* (Mar. 4, 1999) (concurring with the exclusion of a stockholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management). The Stockholder Proposal and the Company Proposal would create the *exact* same conflicting and alternative decision for the Company's stockholders as that created for Verizon's stockholders in *Verizon Communications.* As the chart above demonstrates, if both the Stockholder Proposal and the Company Proposal were to receive stockholder approval, the Company would not be able to reconcile the two proposals in operating awards under the 2013 Plan.

Further, the Staff has been consistent with its position on this topic in situations in which a company proposes an equity compensation plan with terms and conditions different from those imposed by a stockholder proposal because affirmative votes on both proposals would represent inconsistent direction from the company's stockholders. *See Verizon Communications Inc., supra. See also, e.g., The Charles Schwab Corporation* (Feb. 19, 2010) (proposal urging specified changes to an executive bonus plan conflicted with the terms and conditions of the compensation plan submitted by the company for stockholder approval); *Abercrombie & Fitch Co.* (May 2, 2005) (proposal that stock options be performance-based conflicted with stock option plan submitted by the company for stockholder approval which only provided for time-based options); *Crown Holdings, Inc.* (Feb. 4, 2004) (proposal to discontinue issuing certain equity awards to specified executives conflicted with company sponsored equity incentive plan giving the board broad discretion as to the types and recipients of awards); *Croghan Bancshares, Inc.* (Mar. 13, 2002) (proposal to exclude individual directors from stock option and incentive plan conflicted with plan granting board broad discretion to select to whom awards will be made); *Osteotech, Inc.* (Apr. 24, 2000) (proposal that no stock options should be granted to executive officers and directors conflicted with new stock plan that granted broad discretion to committee to determine identity of recipients); and *General Electric Company* (Jan. 28, 1997) (proposal requiring stock options be adjusted for inflation conflicted with long-term incentive plan giving committee broad discretion). The direct conflict between the Company Proposal and the Stockholder Proposal would be ***exactly the same*** as that at issue in *Verizon Communications.*

Based on the reasoning set forth above, the Company believes that including both the Stockholder Proposal and the Company Proposal in the 2013 Proxy Materials would create the potential (if both proposals were approved) for inconsistent, ambiguous, or inconclusive results and direction from the Company's stockholders. Because the Stockholder Proposal is in direct conflict with the terms and conditions of the 2013 Plan that the Company expects to present to stockholders for approval at the 2013 Annual Meeting, the Company believes that the Stockholder Proposal may be properly excluded from the 2013 Proxy Materials under Rule 14a-8(i)(9). Accordingly, I respectfully request that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal in its entirety from the 2013 Proxy Materials.

I would be happy to provide you with any additional information or answer any questions that you may have regarding this matter. Please do not hesitate to contact me at (203) 964-6025 if I can be of any further assistance in this matter.

Very truly yours,



Jason Cohen
Senior Vice President – Law
Starwood Hotels & Resorts Worldwide, Inc.

Enclosures

cc: Thomas McIntyre (International Union of Bricklayers)
Maureen O'Brien (The Marco Consulting Group)

THE MARGO
CONSULTING
GROUP



February 6, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Starwood Hotels & Resorts Worldwide, Inc. by the Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen,

By letter dated January 28, 2013, Starwood Hotels & Resorts Worldwide, Inc ("Starwood" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Starwood omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Trowel Trades S&P 500 Index Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Starwood.

The Proposal requests that Starwood adopt a policy that the Company will not automatically accelerate the vesting of equity awards in the event of a change in control, and instead allow equity to vest on a partial or *pro rata* basis.

Starwood claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(3) because it is vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9. The Proponent disputes Starwood's argument for reasons explained below.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

(i) Key Terms of the Stockholder Proposal Are Subject to Differing Interpretations

Starwood argued in its letter beginning on page four that the Proposal contains "undefined key terms, lacks guidance on how the Stockholder Proposal would be implemented, and contains materially vague and indefinite statements such that it is subject to multiple interpretations." The Company makes particular mention of the terms: "senior executive," "unvested award," "partial pro rata basis" and "termination."

The Company's letter attempts to muddy up the reasonable and certain requirements of the Proposal by raising a series of peripheral questions. However, as a general matter, the SEC Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

Nonetheless, the Proponents will address the peripheral questions raised in pages four to seven of the Company's letter to illustrate why they fail to satisfy the test of reasonable certainty.

Senior Executive

Starwood claims the term "senior executive" is vague because it is unclear whether the Proposal covers named executive officers as defined under Item 402 of Regulation S-K, or broader groups of employees.

The Company has no cause for confusion since the Proposal makes clear that it covers named executive officers as defined under Item 402 of Regulation S-K. The Resolved clause of the Proposal explicitly narrows the scope of the request to equity grants that fall within the scope of Item 402 of Regulation S-K, which as the Company points out, covers named executive officers. The Resolved clause states, "For purposes of this Policy, "equity award" means any award granted under an equity incentive plan as defined in **Item 402 of the SEC's Regulation S-K**, which address executive compensation." (Emphasis supplied.)

The Supporting Statement of the Proposal also directly refers to the five named executive officers as listed in the benefits table for a Change in Control on page 47 of the Company's 2012 Proxy Statement. The second paragraph of the Supporting Statement reads:

> According to last year's proxy statement, an involuntary termination or a termination with good reason at the end of the 2011 fiscal year could have accelerated the vesting of $98 million worth of long-term equity to the Company's **five senior executives**, with Mr. van Paasschen, the President and CEO, entitled to $43 million out of a total personal severance package worth $55 million. (Emphasis supplied.)

Surely, shareholders and the Company can recognize that these five executives named in the relevant section of the proxy statement are its named executive officers as defined under Item 402 of Regulation S-K.

In addition, the Staff has generally denied no action requests on the basis that the term "senior executive" is vague. See *Citigroup* (Jan. 12 2013), footnote 9, "The Company recognizes that the Staff has generally not agreed with the argument that terms like "senior executive" render a proposal excludable on vagueness grounds." See also *Mylan* (March 12, 2010) where the Staff denied a no action request on similar grounds. Although the Proponent feels replacing the term "senior executive" with "named executive officers" as defined under Item 402 of Regulation S-K is not necessary, **it is willing to amend the Proposal to adjust the terms if the SEC feels it would be useful. Please refer to the attached revised Proposal in addendum A.**

Unvested award

Starwood also suggests the term "unvested awards" needs further definition. The Company's letter states, "It is unclear whether the Stockholder Proposal intended for this term to cover just awards for which there remains a substantial risk of **forfeiture**, or also awards that have become **nonforfeitable** but are subject to **transfer restrictions**." (Emphasis supplied.)

The Proposal itself does not raise either the concepts of "forfeiture" or "transfer restrictions" and Starwood's letter does not explain their connection to the Proposal. The Merriam-Webster dictionary defines forfeiture as "the loss of property or money because of a breach of a legal obligation." If there is a pro-rata vesting of equity awards per the Proposal, presumably any existing forfeiture or transfer restrictions would attach to those awards. The point of the Proposal is to limit time or performance vesting awards that have not yet been earned by the executive and therefore have not yet vested and is not intended to have any impact on transfer restrictions.

Partial pro rata basis

The Company notes that the term partial pro rata basis is not defined in the Proposal and "could be calculated to have materially different outcomes." The Staff denied a no action request in *Walgreen* (October 4, 2012) where the Company made the same argument that there are various ways to calculate awards on a pro rata basis. The

Company tries to draw a distinction between the arguments it makes on this point and those of Walgreen but they are equivalent.

The Proposal intentionally leaves the details of calculating the pro rata awards up to the Compensation Committee. The Resolved clause states, "...there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, **with such qualifications for an award as the Committee may determine**." (Emphasis supplied.) The Supporting Statement likewise notes, "**with any details of any pro rata award to be determined by the Compensation Committee**." (Emphasis supplied.)

The Proponent believes the executives should be able to receive equity awards that they have earned, but not receive a windfall merely as a result of a change in control. The Proposal suggests the Compensation Committee apply the pro rata concept as it sees fit. As in the Walgreen's case, the Proponent here is not attempting to micro-manage the specific implementation of pro rata vesting, but rather to recommend a policy preference.

Starwood raises questions around how to award equity in "unique change in control situations, such as where, for example, the Company is purchased by a private entity or private equity interests without a comparable, publicly-traded, post-transaction equity security to which the unvested equity awards will relate after the deal."

Although this scenario is different than those raised by *Walgreen*, the answer remains the same. As to "what to do if the Company's equity awards cannot continue to vest or are neither assumed nor replaced after the change in control as a result of the particular characteristics of the deal" the Proposal leaves that decision up to the Compensation Committee. At the risk of sounding redundant, the Proposal suggests equity awards should be awarded on a **partial basis** as based on the performance achieved and time served. Starwood comments that the Proposal "does not confer upon the Committee broader authority" but the Committee's authority to use discretion and fulfill its duties comes from its charter. It is not the role of a shareholder proposal to direct the Committee in every detail for every imaginable change in control scenario.

Termination

Starwood also argues the term "termination" is subject to different interpretations and therefore vague and indefinite. The Company states, "it is unclear whether the Stockholder Proposal intended for this term to cover voluntary and/or involuntary departures, including those with or without cause, retirement, death, and/or disability."

The Staff addressed this same argument in *Walgreen* (October 12, 2012) where it denied no action relief.

The Proposal applies narrowly to a change in control as defined under any applicable employment agreement, equity incentive plan or other plan. The Company's question as to which types of termination are covered by the policy is simple to answer. The policy applies to any termination where an executive would receive accelerated vesting in connection with a change in control.

For the foregoing reasons, the Proponent believes that the relief sought in Starwood's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director
Proxy Services

Cc: Jason Cohen
Vice President – Legal
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

Addendum A – Revised Proposal

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer (as defined in Item 402 under Regulation S-K) provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Starwood Hotels & Resorts Worldwide, Inc. (the "Company") allows named executive officers to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, an involuntary termination or a termination with good reason at the end of the 2011 fiscal year could have accelerated the vesting of $98 million worth of long-term equity to the Company's five named executive officers, with Mr. van Paasschen, the President and CEO, entitled to $43 million out of a total personal severance package worth $55 million.

In this regard, we note that Starwood Hotels & Resorts, Inc. uses a "double trigger" mechanism to determine eligibility for accelerated vesting: (1) There must a change of control, which can occur as defined in the plan or agreement, and (2) The employment is terminated either involuntarily or voluntarily for "good reason" as defined in the plan.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.

starwood
Hotels and
Resorts

One StarPoint
Stamford, CT 06902
United States

January 28, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: *Omission of Stockholder Proposal of the Trowel Trades S&P 500 Index Fund — Rule 14a-8*

Ladies and Gentlemen:

On behalf of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "***Company***"), I am enclosing a copy of a proposal (the "***Stockholder Proposal***") submitted by Comerica Bank & Trust, National Association, as Trustee ("***Trustee***") of the Trowel Trades S&P 500 Index Fund (the "***Proponent***"), for inclusion in the Company's proxy materials ("***2013 Proxy Materials***") for the Company's 2013 annual meeting of stockholders (the "***2013 Annual Meeting***"). For the reason set forth below, the Company intends to omit the Stockholder Proposal from the 2013 Proxy Materials and requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, confirmation from the staff of the Division of Corporation Finance (the "***Staff***") that it will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company omits the Stockholder Proposal.

Attached hereto as Exhibit A is a copy of the letter, dated November 13, 2012, from Sandra Miller, the Trustee's Senior Vice President, submitting the Stockholder Proposal on behalf of the Proponent (the "***Proponent's Letter***"). Attached hereto as Exhibit B is a copy of a letter, dated November 15, 2012, received by the Company from the custodian of the Proponent with respect to the Proponent's beneficial ownership of the Company's common stock (the "***Custodian Letter***"). In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB 14D***"), the Company has submitted this letter together with the Proposal to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the date on which the Company anticipates filing its definitive 2013 Proxy Materials with the Commission.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the designated representative of the Proponent as notice of the Company's intent to exclude the Stockholder Proposal from the 2013 Proxy Materials. Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. If the Proponent's representatives elect to submit

correspondence to the Staff with respect to the Stockholder Proposal, we hereby request that they concurrently furnish a copy of that correspondence to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Stockholder Proposal reads as follows:

> RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualification for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

BASIS FOR EXCLUSION

The Company believes that the Stockholder Proposal may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Stockholder Proposal is impermissibly vague and indefinite and therefore is materially false and misleading in violation of Rule 14a-9.

ANALYSIS

The Company May Exclude the Stockholder Proposal Under Rule 14a-8(i)(3) Because The Stockholder Proposal is Vague and Indefinite, and Thus is Materially False and Misleading in Violation of Rule 14a-9

The Company believes that the Stockholder Proposal may be properly excluded under Rule 14a-8(i)(3). Under Rule 14a-8(i)(3), the Company may omit the Stockholder Proposal from the 2013 Proxy Materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." In its guidance, the Staff has indicated that a proposal violates Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Division of Corporation Finance Staff Legal Bulletin*

No. 14B (Sept. 15, 2004) ("***SLB 14B***"). The Staff has also indicated that a proposal is impermissibly vague and indefinite, and therefore excludable under Rule 14a-8(i)(3), if it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991). As described below, the Staff has previously concurred with the exclusion of stockholder proposals concerning executive compensation matters under Rule 14a-8(i)(3) where key aspects of the proposals were ambiguous, resulting in inherently or impermissibly vague and indefinite proposals.

<u>The Stockholder Proposal Fails to Define Key Terms or Provide Guidance on How the Stockholder Proposal Would be Implemented</u>

Generally, the Staff has concurred with the exclusion of executive compensation-related proposals that failed to define key terms or otherwise provide guidance on how the proposal would be implemented, under which circumstances stockholders and the company would be unable to determine with reasonable certainty exactly what actions or measures were required by the proposal. *See, e.g., The Boeing Company* (Mar. 2, 2011) (exclusion of proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because it did not sufficiently explain the meaning of the phrase); *General Electric Co.* (Jan. 21, 2011) (exclusion of proposal to change senior executive compensation that failed to define key financial metrics and regarding which the company and its stockholders would not be able to determine with reasonable certainty exactly what actions or measures the proposal requires); *International Paper Co.* (Feb. 3, 2011) (exclusion of proposal to require senior executives to retain equity compensation that failed to define key terms); and *Verizon Communications Inc.* (Feb. 21, 2008) (exclusion of proposal requesting a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms such as "industry peer group" and "relevant time period"). More specifically, the Staff has concurred with the exclusion of proposals substantially similar to the Stockholder Proposal for these reasons. *See, e.g., Staples, Inc.* (Mar. 5, 2012) (exclusion of proposal similar to the Stockholder Proposal that failed to define key terms such as "vest on a pro rata basis," "change-in-control" and "termination"); and *Devon Energy Corporation* (Mar. 1, 2012) (exclusion of proposal similar to the Stockholder Proposal that failed to define how the proposal would apply "pro rata" vesting requirement to performance-based equity awards); *see also, e.g., Limited Brands, Inc.* (Feb. 29, 2012); and *Honeywell Int'l. Inc.* (Jan. 24, 2012).

<u>The Key Terms of the Stockholder Proposal Are Subject to Differing Interpretations</u>

The Staff has also concurred with the exclusion of executive compensation-related proposals the terms of which were subject to differing interpretations, under which circumstances stockholders and the company were again unable to determine with reasonable certainty exactly what actions or measures were required by the proposal. *See, e.g., Limited Brands, Inc.* (Feb. 29, 2012) (exclusion of proposal similar to the Stockholder Proposal because neither stockholders nor the company would be able to determine with any reasonable certainty

exactly what actions or measures the proposal requires in the company's particular situation); and *Verizon Communications Inc.* (Jan. 27, 2012) (exclusion of proposal similar to the Stockholder Proposal because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires in the company's particular situation); *see also, e.g., Motorola, Inc.* (Jan. 12, 2011) (exclusion of proposal requesting that the board negotiate "with senior executives to request that they relinquish . . . preexisting executive pay rights" as vague and indefinite because "the proposal [did] not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy . . . after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (Mar. 12, 1991) ("meaning and application of terms and conditions . . . in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc.*, the Staff concluded that a stockholder proposal may be excluded where the company and its stockholders could interpret the proposal differently such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

In the Company's situation, the Company believes that the Stockholder Proposal contains undefined key terms, lacks guidance on how the Stockholder Proposal would be implemented, and contains materially vague and indefinite statements such that it is subject to multiple interpretations. As a result, neither the Company nor its stockholders will be able to determine with reasonable certainty what actions or measures the Stockholder Proposal requires. For example:

- The term "senior executive" is not specifically defined in the Stockholder Proposal. It is unclear whether the Stockholder Proposal intended for this term to cover just "named executive officers" as defined under Item 402 of Regulation S-K, to cover a broader group of "executive officers" as defined under Rule 3b-7 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), to cover a slightly broader group of "officers" as defined for purposes of Section 16 of the Exchange Act, or to cover a broader group of Company employees. On its face, the Stockholder Proposal's use of this term would be open to multiple interpretations that may not be shared between the Company and its stockholders, especially for the Company, where its "executive officers" and Section 16 "officers" are not identical.

- The term "unvested award" is not specifically defined in the Stockholder Proposal. It is unclear whether the Stockholder Proposal intended for this term to cover just awards for which there remains a substantial risk of forfeiture, or also awards that have become nonforfeitable but are subject to transfer restrictions. This term is used

in an indefinite manner in the Stockholder Proposal, and thus the Stockholder Proposal does not clearly indicate what awards would be prohibited from acceleration under the pro-rata treatment.

- The term "partial, *pro rata* basis" is not specifically defined in the Stockholder Proposal. Depending on how this term is defined, the pro-rata treatment could be calculated to have materially different outcomes. Pro-rata vesting could be calculated on a daily, monthly or quarterly basis with respect to unvested awards, which would result in different numbers of shares vesting depending on when during a vesting cycle the awardee terminates. For example, assume an awardee terminated on March 29 of the second year with respect to a three-year time-based award of 1,000 shares of restricted stock. Under a daily pro-rata vesting scheme, she would vest in approximately 413 shares, while under monthly and quarterly pro-rata vesting schemes she would vest in approximately 388 and 333 shares, respectively, for a difference of up to approximately 8% of the original award. In addition, it is unclear how the pro-rata treatment would apply to performance-based awards. For example, the term "partial, *pro rata* basis" does not indicate whether performance-based awards should be measured at threshold, target or maximum performance levels (or some other level), and whether the pro-rata treatment should be applied at the time of the awardee's termination or at the completion of the applicable performance period. The Stockholder Proposal does not provide specific guidance as to which approaches the Proponent intended to be used for pro-rata treatment, so the use of this term would be subject to multiple interpretations.

- The term "termination" is not specifically defined in the Stockholder Proposal. Due to the different circumstances under which a termination of employment may occur, it is unclear whether the Stockholder Proposal intended for this term to cover voluntary and/or involuntary departures, including those with or without cause, retirement, death and/or disability. The Stockholder Proposal does not provide any specific guidance as to whether all or just some of these scenarios are covered by the term "termination" for purposes of pro-rata treatment.

Without clear definition for these terms, it is likely that the Company and its stockholders would have different opinions regarding the proper interpretation of some or all of these terms. As a result, the Company and its stockholders cannot determine with reasonable certainty exactly what actions and measures the Stockholder Proposal would require to implement pro-rata treatment for equity awards.

The Company notes that the Staff recently considered a proposal substantially similar to the Stockholder Proposal, but was unable to concur with the company's request to exclude that proposal (despite the proponent's similar failure to define key terms and similar inclusion of materially vague and indefinite statements in the proposal, the Staff could not "conclude that the proposal [was] so inherently vague or indefinite that neither the shareholders voting on the

proposal, nor [the company] in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). *See Walgreen Co.* (Oct. 4, 2012). However, the Company presumes that the primary reason for this outcome was that, in contrast to the proposals described in the other precedent cited above, the proposal submitted to Walgreen gave guidance as to the intended meaning of the terms "change in control" (by reference to applicable employment agreements, equity incentive plans or other plans) and "equity award" (as an award granted under an "equity incentive plan" as such term is defined under Regulation S-K Item 402), and permitted the Walgreen compensation committee to establish the "qualifications" for the pro rata vesting arrangement as it may determine. *See Walgreen Co., supra.* In this manner, the proposal submitted to Walgreen (and similarly the Stockholder Proposal) appears to have been drafted and designed to attempt to cure the deficiencies mentioned above regarding the absence of precisely-defined key terms or specific guidance on how exactly to implement the proposal, which weaknesses were fatal to and resulted in the proper exclusion of the stockholder proposals described in the precedent cited above.

The Stockholder Proposal, even with the additional guidance and language changes described in the preceding paragraph, still does not provide all necessary guidance to allow the Company and its stockholders to necessarily come to the same conclusion regarding its materially vague and indefinite statements or to determine with reasonable certainty exactly how the Proponent intends the Stockholder Proposal to be implemented. For example, the Stockholder Proposal does not address how unvested equity awards (if not accelerated in connection with a change in control) would be treated prior to an awardee's termination if the Company's stock were no longer outstanding after the transaction. This ambiguity is especially noteworthy for the Company, as the Company's equity plans may require the Committee to make equitable adjustments to equity awards in connection with certain corporate transactions, including those the result of which is that the Company's stockholders no longer hold Company stock after the deal.

For example, although the Stockholder Proposal arguably addresses what constitutes "partial, *pro rata*" vesting and qualifying "termination" of employment (by tasking decision-making responsibility for these terms to the Committee), the language of the Stockholder Proposal does not address how the proposed pro-rata treatment should be implemented in unique change in control situations, such as where, for example, the Company is purchased by a private entity or private equity interests without a comparable, publicly-traded, post-transaction equity security to which the unvested equity awards will relate after the deal. The Company and its stockholders cannot determine with reasonable certainty exactly what actions or measures the Stockholder Proposal would allow under that scenario. The Stockholder Proposal clearly tasks the Committee with determining the "qualifications" for "partial, *pro rata*" vesting of unvested awards after the transaction, but explicitly only in connection with a senior executive's termination. The Stockholder Proposal does not confer upon the Committee broader authority, such as a directive to decide what to do if the Company's equity awards cannot continue to vest or are neither assumed nor replaced after the change in control as a result of the particular characteristics of the deal. Under those circumstances, award acceleration might be imperative

to the transaction, but the Stockholder Proposal is not drafted in a manner to permit that outcome. As a result, the Company and its stockholders could come to multiple, different interpretations of how pro-rata treatment would be implemented in that situation.

For all of the reasons discussed above in this section, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(3). As a result of the Stockholder Proposal's undefined key terms, lack of complete guidance on how pro-rata treatment would be implemented, and materially vague and indefinite statements leading to multiple interpretations, neither the Company's stockholders voting on the Stockholder Proposal, nor the Board of Directors in implementing the Stockholder Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Stockholder Proposal requires.

The Stockholder Proposal Should Not be Revised as any Revisions Would Not be Minor

While the Staff may permit stockholders in some cases to make revisions to proposals to eliminate false and misleading statements, Staff Legal Bulletin No. 14 (July 13, 2001) ("***SLB 14***") provides that the Staff has a "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some relatively minor defects that are easily corrected." The Staff noted in SLB 14B that its "intent to limit this practice to minor defects was evidenced by [its] statement in SLB No. 14 that [it] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also Staff Legal Bulletin No. 14* (July 13, 2001). The analysis set forth above indicates that the Stockholder Proposal's defects are neither "relatively minor" nor "easily corrected." The Stockholder Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Stockholder Proposal warrants exclusion under Rule 14a-8(i)(3). *See, e.g., Staples, Inc.* (Mar. 3, 2012) (the Staff disregarded the proponent's request to revise a proposal similar to the Stockholder Proposal).

CONCLUSION

For the reasons stated above, the Company believes that the Stockholder Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3). Accordingly, I respectfully request that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal in its entirety from the 2013 Proxy Materials.

I would be happy to provide you with any additional information or answer any questions that you may have regarding this matter. Please do not hesitate to contact me at (203) 964-6025 if I can be of any further assistance in this matter.

Very truly yours,



Jason Cohen
Vice President – Legal
Starwood Hotels & Resorts Worldwide, Inc.

Enclosures

cc: Thomas McIntyre
International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132
McIntyre@bacweb.org
Ph. 617-650-4246

Exhibit A

The Proponent's Letter and the Proposal

See Attached.



November 13, 2012
By mail and email: ir@starwoodhotels.com

Kenneth S. Siegel
Chief Administrative Officer & General Counsel
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604-3500

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Siegel:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Starwood Hotels & Resorts Worldwide, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting") as lead filer. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers, 1895 Centre Street, Boston, MA. 02132,, McIntyre@bacweb.org. , 617-650-4246.

Sincerely,
Sandra Miller

Sandra Miller
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Starwood Hotels & Resorts Worldwide, Inc. (the "Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, an involuntary termination or a termination with good reason at the end of the 2011 fiscal year could have accelerated the vesting of $98 million worth of long-term equity to the Company's five senior executives, with Mr. van Paasschen, the President and CEO, entitled to $43 million out of a total personal severance package worth $55 million.

In this regard, we note that Starwood Hotels & Resorts, Inc. uses a "double trigger" mechanism to determine eligibility for accelerated vesting: (1) There must a change of control, which can occur as defined in the plan or agreement, and (2) The employment is terminated either involuntarily or voluntarily for "good reason" as defined in the plan.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.

Exhibit B

The Custodian Letter

See Attached.



INSTITUTIONAL SERVICES GROUP
MC 5800
TWO MID AMERICA PLAZA, SUITE 616, OAKBROOK TERRACE, IL 60181

Beth C. Prohaska
Senior Vice President
National Director
Taft-Hartley Services

(630) 645-7371
bcprohaska@comerica.com



November 15, 2012
By mail and email: ir@starwoodhotels.com

Kenneth S. Siegel
Chief Administrative Officer & General Counsel
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604-3500

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Siegel:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business November 13, 2012 the Fund held 4,374 shares of Starwood Hotels & Resorts Worldwide, Inc. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 4,198 shares of your Company continuously since November 13, 2011. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 630-645-7371.

Sincerely,

Beth C. Prohaska

Beth C. Prohaska
Senior Vice President

